UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

April 04, 2018

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference: Agreement CAM Holding Spa

Dear Sirs:

On April 2, 2018, we have learned that the National Economic Prosecutor of the Republic of Chile ("FNE"), institution responsible for defending and promoting free competition in the Chilean market, published on its website the beginning of its "operation analysis" in order to determine whether a possible transfer of the entire stake of CAM Holding SpA in CAM Chile SpA (1,881,693 Series B shares, representing 73.16% of the shareholder equity of said company) in favor of El Condor Combustibles S.A., could generate a market concentration in accordance with Chilean regulations on antitrust practices.

This analysis, which is carried out in all transactions of this type, follows a request made by CAM Holding SpA and El Condor Combustibles S.A. in the framework of an agreement of understanding, which describes the main terms and conditions of the transfer indicated above (i.e. the authorization of FNE). To date, CAM Holding SpA and El Condor Combustibles S.A. are negotiating the terms and conditions of the corresponding share transfer agreement.

The proceeds of the transfer will be used to amortize part of the financial debt of Graña y Montero S.A.A.

Finally, we commit ourselves to communicate in a timely manner to the market, as a Relevant Information Communication, the progress of the transaction.

Sincerely,

___________________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
 Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
 Date: April 3, 2018